North America's Railroad

NEWS RELEASE

CN declares second-quarter 2017 dividend

REGINA, April 24, 2017— CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a second-quarter 2017 dividend on the Company's common shares outstanding. A quarterly dividend of forty-one-and-one-quarter cents (C$0.4125) per common share will be paid on June 30, 2017, to shareholders of record at the close of business on June 9, 2017.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

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Media Investment Community
Patrick Waldron                               Paul Butcher
Senior Manager                                Vice-President
Media Relations                                Investor Relations
(514) 399-8803                               (514) 399-0052